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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF ALTERNATE DIRECTOR

Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from 10 May 2012, Dr. Datong Chen was appointed as Alternate Director to Professor Lawrence Juen-Yee Lau, a Non-executive Director of the Company.

Dr. Datong Chen (“Dr. Chen”), aged 57, has more than 20 years of investment and operations experience in the technology and semiconductor industry. He is the co-founder and managing director of WestSummit Capital Management Limited (“WestSummit”). Prior to co-founding WestSummit, Dr. Chen was a venture partner at Northern Light Venture Capital where he led investments in the semiconductor industry. Dr. Chen was also one of the founders of Spreadtrum Communications, Inc. (NASDAQ:SPRD) (“Spreadtrum”). He has been a director of Spreadtrum since 2004, and served as Spreadtrum’s chief technology officer from 2001 to 2008. Prior to that, he co-founded OmniVision Technologies, Inc. (NASDAQ: OVTI) and served as vice president of technology from 1995 to 2000.

Dr. Chen holds a bachelor of science degree, master degree and Ph.D. degree in electrical engineering from Tsinghua University, and served as a post-doctoral researcher at both the University of Illinois and Stanford University. He is the owner of over 34 U.S. and European patents.

Dr. Chen will serve as the Alternate Director to Professor Lawrence Juen-Yee Lau, a Non-executive Director of the Company. Dr. Chen’s appointment will be effective so long as Professor Lau remains to be a director of the Company or his appointment has not been revoked by Professor Lau.

Dr. Chen does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company, nor is he interested in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As an Alternate Director, Dr. Chen will not receive any director’s emolument from the Company.

Save for the information disclosed above, there is no other information relating to Dr. Chen that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai,
10 May 2012

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.